May 7, 2025

James Chae
Chief Executive Officer
Yoshiharu Global Co.
596 Apollo St.
Brea, CA 90821

       Re: Yoshiharu Global Co.
           Registration Statement on Form S-1
           Filed April 30, 2025
           File No. 333-286877
Dear James Chae:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Alexandria Kane